August 2007	Preliminary Terms No. 333
Registration Statement No. 333-131266
Dated July 24, 2007
Filed pursuant to Rule 433

Structured Investments
Opportunities in Commodities

Commodity-Linked Capital Protected Notes due February 28, 2011

Based on the Price of Brent Crude Oil

Commodity-Linked Capital Protected Notes provide investors with exposure to commodities and commodity indices with no downside risk to the initial investment if held to maturity.  They are for investors who are concerned about principal risk and who are willing to forgo market interest rates in exchange for principal protection and upside exposure to the underlying commodities and/or commodity indices.

SUMMARY TERMS
Issuer:		Morgan Stanley
Issue price:		$1,000 per note
Stated principal amount:		$1,000 per note
Pricing date:		August , 2007
Original issue date:		August , 2007
Maturity date:		February 28, 2011
Principal protection:		100%
Interest:		None
Underlying commodity:		Brent blend crude oil (“Brent crude oil”)
Payment at maturity:		$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:		$1,000 x Brent crude oil price change x participation rate; provided that the supplemental redemption amount will not be less than zero.
Participation rate:		120-130%. The participation rate will be determined on the pricing date.
Brent crude oil price change:		final average Brent crude oil price – initial Brent crude oil price initial Brent crude oil price
Initial Brent crude oil price:		The Brent crude oil price on the pricing date
Final average Brent crude oil price:		The arithmetic average of the Brent crude oil prices for each day during the averaging period
Brent crude oil price:		On any day, the official settlement price per barrel of Brent crude oil on the ICE Futures of the first near-month futures contract, stated in U.S. dollars per barrel, as made public by ICE Futures.
Averaging period:		Each trading day from and including January 18, 2011 to and including February 18, 2011.
CUSIP:		617446N47
Listing:		None
Agent:		Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to public(1)	Agent’s commissions(1)(2)	Proceeds to company
	Per note	100%	2.50%	97.50%
	Total	$	$	$

(1)           The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $990.00 per note.  Please see “Syndicate Information” on page 5 for further details.

(2)           For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for commodity-linked capital protected notes.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Prospectus Supplement dated June 22, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Commodity-Linked Capital Protected Notes
due February 28, 2011

Investment Overview
The Commodity-Linked Capital-Protected Notes due February 28, 2011 (the “notes”), provide investors with an opportunity to gain exposure to the price of Brent crude oil with no downside risk to their initial investment if the notes are held to maturity.  At maturity, the notes will pay the principal amount of $1,000 plus a supplemental redemption amount based on the increase, if any, in the price of Brent crude oil over the term of the notes.  The supplemental redemption amount provides 1.2-1.3:1 upside participation (e.g. if the price of Brent crude oil increases 10%, the investor receives 100% of principal plus 12%-13% at maturity).  If the price of Brent crude oil has depreciated or not appreciated, the investment will return par at maturity.  The notes do not pay interest.

Maturity:	3.5 years
Protection at Maturity:	100%
Interest:	None
Payment at Maturity:	$1,000 + supplemental redemption amount (if any)
Participation Rate:	120%-130% (to be determined on the pricing date)

Brent Crude Oil Overview

Brent crude oil as a refined product is used primarily as transport fuel, industrial fuel and in-home heating fuel.  The price of Brent crude oil to which the return on the notes is linked is based on the official settlement price per barrel of Brent crude oil on the ICE Futures of the first nearby month futures contract, stated in U.S. dollars, as made public by ICE Futures.  The official settlement price for the Brent crude oil futures contract expiring in any month for delivery in the following month, is often used as the measure of the current price for Brent crude oil.

Information as of market close on July 20, 2007

Bloomberg Ticker:	CO1
Current Price:	77.64
52 Weeks Ago:	73.72
52 Week High Value (on 8/7/06):	78.30
52 Week Low Value (on 1/11/07):	51.70

Brent Crude Oil Price Performance - Daily Values
January 1, 2002 through July 20, 2007

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due February 28, 2011

Key Investment Rationale

Exposure to commodities is a component of portfolio diversification.  Investors who believe they have underweight exposure to commodities or those concerned about the risks associated with investing directly in commodities can use the notes to gain exposure to the price of Brent crude oil while protecting 100% of their principal at maturity.

Leverage Performance	¡ Uncapped leveraged upside participation (120%-130%) in any Brent crude oil price appreciation
Protect Principal	¡ 100% principal protection at maturity regardless of the performance of the price of Brent crude oil
Access	¡ Exposure to increases in the price of Brent crude oil ¡ Portfolio diversification from traditional fixed income/equity investments

Summary of Selected Key Risks (see page 9)

¡	No interest payments / possibility of no return

¡	Market price of the notes will be influenced by many unpredictable factors

¡	Inclusion of commissions/projected profit from hedging is likely to adversely affect secondary market prices

¡	Issuer credit ratings may affect the market value

¡	Economic interests of the calculation agent may be potentially adverse to investors

¡	Secondary trading may be limited and you could receive less than the stated principal amount per note if you try to sell your notes prior to maturity

¡	The price of Brent crude oil is volatile and is affected by numerous factors

¡	Hedging and trading activity by affiliates of the issuer could adversely affect the price for Brent crude oil and the value of the notes

Suitability

The notes may be suitable for investors who:

¡	Do not require current income / coupon payments

¡	Are capable of understanding the complexities / risks specific to the notes, and specifically, the price of Brent crude oil

¡	Are willing to receive no return on the notes should the price of Brent crude oil depreciate or not appreciate

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Commodity-Linked Capital Protected Notes
due February 28, 2011

Fact Sheet

The notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest, and have the terms described in the prospectus supplement for commodity-linked capital protected notes and the prospectus.  At maturity, an investor will receive for each $1,000 stated principal amount of notes that the investor holds, the $1,000 stated principal amount plus a supplemental redemption amount, if any, based on whether the underlying commodity has appreciated at all.

Expected Key Dates
Pricing Date:	Original Issue Date(Settlement Date):	Maturity Date:
August , 2007	August , 2007 (5 business days after pricing date)	February 28, 2011

Key Terms
Issuer:	Morgan Stanley
Issue price:	$1,000 per note. See “Syndicate Information” below.
Stated principal amount:	$1,000 per note
Denominations:	$1,000 per note and integral multiples thereof
Principal protection:	100% at maturity
Interest:	None
Commodity:	Brent blend crude oil (“Brent crude oil”)
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:	$1,000 x Brent crude oil price change x participation rate; provided that the supplemental redemption amount will not be less than zero.
Participation rate:	120-130%
Brent crude oil price change:	final average Brent crude oil price – initial Brent crude oil price initial Brent crude oil price
Initial Brent crude oil price:
The Brent crude oil price on the pricing date

If the initial Brent crude oil price as finally determined by ICE Futures differs from the initial Brent crude oil price specified in this document, we will include the definitive initial Brent crude oil price in an amended pricing supplement.

Final average Brent crude oil price:	The arithmetic average of the Brent crude oil prices for each day during the averaging period
Brent crude oil price:	On any day, the official settlement price per barrel of Brent crude oil on the ICE Futures of the first near-month futures contract, stated in U.S. dollars per barrel, as made public by ICE Futures.
Averaging period:	Each trading day from and including January 18, 2011 to and including February 18, 2011.
Call right:	The notes are not callable prior to the maturity date.

General Information
Listing:	None
CUSIP:	617446N47
Tax considerations:	The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Long-Term Notes.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, regardless of whether any stated interest is payable on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. If the notes were priced on July 23, 2007, the “comparable yield” would be a rate of 5.3403% per annum compounded semi-annually; however, the final comparable yield will be determined on the pricing date and may be different from the comparable yield set forth above. Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a projected amount

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due February 28, 2011

equal to $5.3403 due at maturity.  The actual comparable yield and the projected payment schedule of the notes will be updated in the final pricing supplement.  You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustments to reflect the difference, if any, between the actual and projected amount of the payment received at maturity) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through December 31, 2007	$17.8010	$17.8010
January 1, 2008 through June 30, 2008	$27.1768	$44.9778
July 1, 2008 through December 31, 2008	$27.9025	$72.8803
January 1, 2009 through June 30, 2009	$28.6475	$101.5278
July 1, 2009 through December 31, 2009	$29.4124	$130.9402
January 1, 2010 through June 30, 2010	$30.1978	$161.1380
July 1, 2010 through December 31, 2010	$31.0041	$192.1422
January 1, 2011 through February 28, 2011	$10.2570	$202.3991

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Calculation agent:	Morgan Stanley Capital Services Inc. (“MSCS”)
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000)

Syndicate Information

Issue price of the notes	Selling concession	Principal amount of notes for any single investor
$1,000.00	2.5000%	<$999K
$995.00	2.0000%	$1MM-$2.99MM
$992.50	1.7500%	$3MM-$4.99MM
$990.00	1.5000%	>$5MM
Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the notes distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus supplement for commodity-linked capital protected notes and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

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Commodity-Linked Capital Protected Notes
due February 28, 2011

Payment at Maturity

At maturity, investors receive (i) $1,000 + (ii) supplemental redemption amount.

If the Brent crude oil price change is:	The supplemental redemption amount will be:

Less than or equal to zero	$0 – Investors will only receive $1,000 at maturity

Greater than zero	$1,000 x Brent crude oil price change x 120%-130%

Note:

There is no cap on upside participation.  Investors will receive 120%-130% of any Brent crude oil price appreciation.  We will determine the actual participation rate on the pricing date.

If the Brent crude oil price change at maturity is zero or negative, investors will only receive the stated principal amount at maturity.

See “Hypothetical Payout on the Notes” for examples of how to calculate the payment at maturity.

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Commodity-Linked Capital Protected Notes
due February 28, 2011

Hypothetical Payout on the Notes

Presented below are hypothetical examples showing how the payout on the notes at maturity, including the supplemental redemption amount, is calculated.  The following hypothetical information is assumed for the examples below:

Hypothetical participation rate:	125%, the midpoint of the expected participation rate of 120%-130%
Hypothetical initial Brent crude oil price:	$70

Example 1:  The final average Brent crude oil price is greater than the initial Brent crude oil price

Hypothetical final average Brent crude oil price:         $77

Your payment at maturity will equal the principal amount of $1,000 plus a supplemental redemption amount.  The supplemental redemption amount is calculated as:

Supplemental redemption amount	=	$1,000 x	(Brent crude oil price change	x	participation rate)

where:

Brent crude oil price change	=	final average Brent crude oil price – initial Brent crude oil price initial Brent crude oil price

Using the above hypothetical figures, the Brent crude oil price change in this example would equal:

Brent crude oil price change	=	($77 – $70)	=	0.10 (10%)
$70

Accordingly, the supplemental redemption amount in this example would equal:

Supplemental redemption amount	=	$1,000 x	(10%	x	125%)	=	$125

In this example, the final average Brent crude oil price has increased 10% over the initial Brent crude oil price.  Because the hypothetical participation rate is 125%, you would receive 125% of the benefit of that increase and the supplemental redemption amount payable at maturity is $125.  As such, your payment at maturity for each $1,000 principal amount of notes is $1,125 which is the principal amount of $1,000 plus the supplemental redemption amount of $125.

Example 2:    The final average Brent crude oil price is less than the initial Brent crude oil price and accordingly, the Brent crude oil price change is less than zero

Hypothetical final average Brent crude oil price:                     $63

Using the above hypothetical figures, the Brent crude oil price change in this example would equal:

Brent crude oil price change	=	($63 – $70)	=	-0.10 (-10%)
$70

Accordingly, the supplemental redemption amount in this example would equal:

Supplemental redemption amount	=	the greater of,
		$0; and
		$1,000 x (125% x - 10%)
	=	$0

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In this example, the Brent crude oil price change is less than zero and therefore the supplemental redemption amount will be zero.  As no supplemental redemption amount is payable, the total payment at maturity for each $1,000 principal amount of notes will equal only the $1,000 principal amount.

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due February 28, 2011

Selected Risk Factors

The notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes.  Accordingly, you should consult with your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.  The notes are not secured debt and investing in the notes is not equivalent to investing directly in the underlying commodity.  The following is a non-exhaustive list of certain key considerations for investors in the notes.  For a complete list of considerations and risk factors, please see the section entitled “Risk Factors” beginning on page S-15 of the prospectus supplement for commodity-linked capital protected notes.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

¡
No interest payments and possibility of no return.  The terms of the notes differ from ordinary debt securities in that no interest will be paid.  Because the supplemental redemption amount is variable and may equal zero, the overall return on the notes may be less than the amount that would be paid on an ordinary debt security.

¡
Market price of the notes may be influenced by many unpredictable factors.  Numerous factors will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: (i) the price for Brent crude oil at any time and, in particular, during the averaging period, (ii) the volatility (frequency and magnitude of changes in value) of the price for Brent crude oil, (iii) trends of supply and demand for Brent crude oil generally, (iv) actual and anticipated storage costs for Brent crude oil, (v) interest and yield rates in the market, (vi) geopolitical conditions including the outbreak or threat of war in energy producing regions, terrorist activities and interruptions in transportation routes for energy products and economic, financial, political and regulatory or judicial events that affect the market for Brent crude oil or energy markets generally and that may affect the final average Brent crude oil price, (vii) the time remaining to the maturity of the notes and (viii) the creditworthiness of the issuer.  In addition, the commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention.  As a result, the market value of the notes will vary and may be less than the original issue price at any time.

¡
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging its obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley, as a result of dealer discounts, mark-ups or other transaction costs.

¡	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the issuer. Any decline in the issuer’s credit ratings may affect the market value of the notes.

¡
Economic interests of the calculation agent may be potentially adverse to the investors.  The calculation agent is an affiliate of the issuer.  Any determinations made by the calculation agent may affect the payout to investors at maturity.

¡
Secondary trading may be limited.  The notes will not be listed on any securities exchange and there may be little or no secondary market.  Even if there is a secondary market, it may not provide enough liquidity to allow an investor to sell the notes easily or at a price that it desires. Morgan Stanley currently intends to act as a market maker for the notes but is not required to do so.

¡
The price of Brent crude oil is volatile and is affected by numerous factors. Brent crude oil prices are volatile and are affected by numerous factors.  The price of Brent crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a

August 2007	Page 9

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due February 28, 2011

refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event.  Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities.

¡
Hedging and trading activity by affiliates of the issuer could adversely affect the price of Brent crude oil and the value of the notes. MS & Co. and other affiliates of ours have carried out, and will continue to carry out, hedging activities related to the notes, including trading in the near-month futures contract for Brent crude oil and related futures contracts.  MS & Co. and some of our other subsidiaries also trade in financial instruments related to Brent crude oil futures contracts as part of their general commodity trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could potentially increase the Brent crude oil price on the pricing date and, accordingly, increase the level at which the Brent crude oil price must be before you would receive at maturity, an amount in cash worth more than the stated principal amount of the notes.

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due February 28, 2011

Historical Information

The following table sets forth the published high, low and end of quarter official Brent crude oil prices for each calendar quarter from January 1, 2002 to July 20, 2007.  The graph following the table plots the historical Brent crude oil prices for such period.  We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.  The historical performance set out in the table and graph below should not be taken as an indication of future performance, and no assurance can be given as to the Brent crude oil price during the averaging period.

	High	Low	Period End
2002
First Quarter	25.92	18.41	25.92
Second Quarter	27.66	23.30	25.58
Third Quarter	29.13	24.89	28.75
Fourth Quarter	30.16	22.70	28.66
2003
First Quarter	34.10	24.35	27.18
Second Quarter	28.39	23.26	28.33
Third Quarter	30.25	25.32	27.61
Fourth Quarter	31.11	27.10	30.17
2004
First Quarter	33.80	28.83	31.51
Second Quarter	39.08	30.21	34.50
Third Quarter	46.45	35.92	46.38
Fourth Quarter	51.46	37.28	40.46
2005
First Quarter	55.65	40.51	54.29
Second Quarter	59.30	47.88	55.58
Third Quarter	67.72	55.72	63.48
Fourth Quarter	62.80	54.05	58.98
2006
First Quarter	66.59	58.15	65.91
Second Quarter	74.64	66.39	73.51
Third Quarter	78.30	60.12	62.48
Fourth Quarter	64.62	57.87	60.86
2007
First Quarter	68.10	51.70	68.10
Second Quarter	72.18	64.44	71.41
Third Quarter (through July 20, 2007)	77.67	72.63	77.64

Brent Crude Oil Price Performance - Daily Values
January 1, 2002 through July 20, 2007

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